BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 1888 Century Park East, 4th Floor Los Angeles, CA 90067 Tel: 310-557-0300 Fax: 310-557-1777 www.bdo.com September 1, 2016 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 31, 2016, to be filed by our former client, American Homes 4 Rent. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, /s/ BDO USA, LLP